June 30, 2025

John Aballi
President and Chief Executive Officer
Exagen Inc.
1261 Liberty Way
Vista, California 92081

       Re: Exagen Inc.
           Registration Statement on Form S-3
           Filed June 20, 2025
           File No. 333-288199
Dear John Aballi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Jason Miller